VOZROZHDENIE
BANK

File № 82-4257

RECEIVED

2009 OCT 20 A 9:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

29.07.09
N 1108/13648

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

09047120

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Lyudmila A. Goncharova
Deputy Chairwoman of the Board

dw 10/20

- Change of profit under RAS for more than 10%

July 27, 2009

Events resulted in one-time increase (decrease) of net profit or loss of the issuer for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time decrease of net profit of the issuer by more than 10%.
The main factors that resulted in the net income decrease in Q2 2009 comparing to Q1 2009 were:
— the decrease of income from operations with foreign currency due to reduction of volatility of the main FX rates (USD, Euro);
— the increase of operational expenses due to tax and deposits' insurance payments carried out in Q2 2009; the similar payments of Q1 2009 were recorded as the events after the reporting dates in 2008 expenses.
2.2. Date of the event (events) that resulted in one-time decrease of the issuer's net profit by more than 10%: 24.07.2009
2.3. The amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:
Net profit in Q1 2009 amounted to 723.0 mln. rubles.
2.4. The amount of net profit for the reporting period when the relevant fact has happened:
Net profit for Q2 2009 amounted to 214.6 mln. rubles.
2.5. Absolute and percentage change of net profit:
Net profit per quarter decreased by 508.4 mln. rubles or 70.32%

3. Signature

3.1. Deputy Chairwoman of the Management Board Bank Vozrozhdenie	(signature)	Lyudmila A. Goncharova
3.2. July 27, 2009	Stamp	
3.3. Deputy Chief Accountant of Bank Vozrozhdenie	(signature)	Svetlana A. Ovechkina
3.4. July 27, 2009	Stamp	

VOZROZHDENIE BANK

File № 82-4257

RECEIVED
2009 OCT 20 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

01.09.09
1108/16286

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

~~Re: Exemption № 82-4257~~

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Payment of dividends on ordinary and preferred shares
August 25, 2009

Information on dividends accrued and paid on the issuer's securities Information on date of issuer's obligations execution to the securities' owners

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind, category (type), series and other identification requisites of securities.	Ordinary non-documentary registered shares. Preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration (identification number of issue (additional issue) of securities and the date when it was given in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered)	No. 10101439B dated April 12, 1991; No. 20201439B dated March 06, 2002. Registration authority: Central Bank of Russian Federation
2.3. Essence of the issuer's commitment, and for monetary obligations or any other commitments, which can be expressed in monetary terms — the amount of such commitment in monetary terms.	Commitment to pay dividends on ordinary non-documentary registered shares and preference non-documentary registered shares with a fixed dividend The amount of such commitment in monetary terms: RUB 14,463,357 (Fourteen million, four hundred and sixty three thousand, three hundred and fifty seven).
2.4. Governing body of the issuer adopting resolution for payment (declaration) of share dividends	General Meeting of shareholders of Bank Vozrozhdenie
2.5. Date of adopting resolution for payment (declaration) of share dividends	June 26, 2009
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution for payment (declaration) of share dividends	June 26, 2009 (Minutes № 1)
2.7. Total amount of share dividends of certain category (type) and rate of dividends per one share of certain category (type).	Total amount of dividends accrued on: — ordinary non-documentary registered shares — 11,874,347 rubles; — preferential non-documentary registered shares with fixed rate of dividends — 2,589,010 rubles; Rate of dividends accrued: — per one ordinary non-documentary registered share with face value of 10 rubles — 50 kopecks;

	— per one preferential non-documentary registered shares with fixed rate of dividends with face value of 10 rubles — 2 rubles.
2.8. Form of income paid on securities of the issuer (money or other property).	For legal entities — non-cash money payment in rubles of Russian Federation; For individuals — cash or non-cash money payment in rubles of Russian Federation.
2.9. Deadline date of obligation for payment of income on securities of the issuer (share dividends, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by the issuer.	Non-cash payment of dividends will be provided from August 18, 2009 to August 25, 2009, in accordance with bank requisites specified in system of register of shareholders of Bank Vozrozhdenie; if there are no such bank requisites, cash payment of dividends will be made to individual shareholders through the Bank offices from August 18, 2009 .
2.10. Total amount of dividends paid on shares of issuer.	RUB 12,983,700.70 (twelve million, nine hundred and eighty three thousand, seven hundred and seventy kopecks)
2.11. The fact of fulfillment or non-fulfillment (default) of the issuer's commitment.	Commitment was fulfilled partially.
2.12. In case of non-fulfillment of the Issuer's commitment the reason for such non-fulfillment shall be stated, and with regard to monetary obligations or other commitment, which can be expressed in monetary terms – also the amount of such non-fulfilled commitment in monetary terms.	The reason for partial fulfillment of the commitment is non-presenting of banking details for transferring dividends to the Bank Vozrozhdenie's branches by shareholders, as well as non-coming of the shareholders, who chose to receive dividends in cash, at the cash offices of the Bank's branches. The amount of non-fulfilled commitment in monetary terms: RUB 1,479,656.30 (One million four hundred seventy nine thousand, six hundred fifty six rubles and 30 kopecks).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. August 25, 2009	Stamp	

Change of a Member of the Management Board share in the Bank's authorized capital
August 28, 2009

Information of change in percentage of shares held by the persons being members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of the single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, patronymic, surname and position of the person:
Mark Meerovich Nakhmanovich, Deputy Chairman of the Management Board, Member of the Management Board of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:
Share in the authorized capital of the issuer: 0,451%;
Portion of the total number of ordinary shares: 0,474%.
2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:
Share in the authorized capital of the issuer: 0,421%;
Portion of the total number of ordinary shares: 0,442%.
2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
August 28, 2009

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. August 28, 2009	Stamp	